Exhibit 99.1

NextSource Materials Joins the European Battery Alliance
and the European Raw Materials Alliance

NEWS RELEASE – TORONTO, July 22, 2021

NextSource Materials Inc. (TSX:NEXT) (OTCQB:NSRCF) (“NextSource” or the “Company”) is pleased to announce that it has been accepted as a member of both the European Battery Alliance (“EBA”) and the European Raw Materials Alliance (“ERMA”).

The EBA was established in October 2017 by the European Commission, the Executive Branch of the European Union, to bring together key stakeholders in the battery material, technology and financing space with the objective of building a strong and competitive European battery industry by 2025 in order to support the electric vehicle (“EV’) and energy storage system (“ESS”) battery markets.

The ERMA was established in September 2020 by the European Commission to address the challenge of securing access to sustainable raw materials, advanced materials, and industrial processing know-how that vital for key EU industrial ecosystems, such as automotive, renewable energy, defence and aerospace. The ERMA’s initial focus is on rare earth magnet and motor value chain, which will be expanded to include energy storage and conversion (batteries and fuel cells).

Highlights

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NextSource’s acceptance into the EBA and ERMA aligns with our strategy to become a significant producer of graphite and a strategic supplier of battery anode materials necessary to support the electric vehicle revolution, by providing a fully integrated product from “mine to the battery”.

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Membership in the EBA and ERMA provides NextSource with an opportunity to collaborate with key European stakeholders, automotive manufacturers (“OEMs”) and end-users seeking reliable, secure and sustainable access to high-quality graphite and other battery materials.

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As announced on May 25, 2021, NextSource entered into a long-term partnership and offtake agreement with Germany’s thyssenkrupp Materials Trading, an EBA member, to supply our SuperFlake® graphite for their foundries and battery production businesses.

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The Company’s Molo graphite mine, which is on track to be commissioned in Q2 of 2022, will become a high-quality source of graphite for the European market.

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As announced on June 23, 2021, recent discussions with offtake partners for our Superflake® graphite resulted in the Company initiating a technical study for a Phase 2 production capacity of at least 150,000 tonnes per annum, which is a significant increase from our 2019 Feasibility Study that considered a Phase 2 capacity of only 45,000 tpa.

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NextSource is already in discussions with other EBA and ERMA members that are integral to the battery manufacturing supply chain regarding potential offtakes and supply of our SuperFlake® graphite into key European markets.

EUROPE PREDICTED TO LEAD THE ARRIVAL OF EV DOMINANCE IN 12 YEARS

As reported by Bloomberg, a new study by consultant Ernst & Young LLP predicts that global electric vehicle supremacy will arrive by 2033; five years earlier than previously expected, driven by tougher environmental regulations to curb climate change, coupled with intensifying interest and demand for zero-emission vehicles.

The study forecasts that by 2045, non-EV sales will fall to less than 1% of the global car market and it will be Europe leading the charge, with EV models outselling internal combustion engine systems by 2028. That cross over point is predicted to arrive in China in 2033 and in the U.S. in 2036. This latest news once again reinforces that battery shortage is a major risk to the burgeoning electric car era. Security of supply of critical materials that go into these batteries is at the top of the agenda for governments around the world, and strategies to secure them will be a major focus for them.

BATTERY ANODE MATERIAL STRATEGY

On April 12, 2021, following a multi-year verification process, NextSource signed a binding agreement and exclusive partnership with two well-established and leading value-added graphite processors that currently supply SPG to leading Japanese anode and battery makers within the supply chains for Tesla and major Japanese automotive companies (“OEMs”). Through this collaboration, NextSource plans to construct and operate its own value-added BAF to produce SPG and eventually coated SPG, for sale into these OEM supply chains.

The Partners consist of NextSource's Japanese offtake partner ("Japanese Partner") and the Japanese Partner's SPG processing partner ("SPG Partner"). The Japanese Partner is a prominent Japanese trading company who is a major supplier of SPG to one of Japan’s largest chemical companies that supplies materials for lithium-ion batteries for electric vehicle (“EV”) applications. It currently supplies graphite anode material to major automotive OEM supply chains. The SPG Partner is a leading processor of SPG for the EV markets who owns and operates graphite anode processing facilities in China and is regarded by OEM anode producers to be a best-in-class processor, and one of the highest quality suppliers of SPG globally. The Japanese and SPG Partners have had an alliance together for over 30 years and have been processing battery-grade graphite together for over 15 years.

Key Highlights:

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Provides NextSource with a complete, turn-key facility that is an exact duplicate of the current facility that is processing (SPG) for lithium-ion batteries by current suppliers into these OEM supply chains.

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Enables NextSource to gain immediate access to leading and established spheroidization technology intellectual property, thereby significantly reducing the time required for final QA/QC of its SuperFlake® graphite with other OEMs.

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Partnership is exclusive to NextSource and can provide OEMs a complete and proven anode solution using both non-Chinese sourced feedstock and value-added anode material.

Europe is considered a top jurisdiction in which to locate the BAF and would position NextSource to provide automotive manufacturers a complete and proven anode solution using 100% non-Chinese sourced graphite.

ABOUT NEXTSOURCE MATERIALS INC.

NextSource Materials Inc. is a battery materials development company based in Toronto, Canada that is intent on becoming a fully integrated, global supplier of critical battery and technology materials needed to power the sustainable energy revolution. The Company’s Molo graphite project is one of the largest known and highest-quality graphite deposits, and the only one with SuperFlake® graphite. Commissioning of Phase 1 of the Molo mine is expected in Q2 2022.

NextSource Materials is listed on the Toronto Stock Exchange (TSX) under the symbol “NEXT” and on the OTCQB under the symbol “NSRCF".

Please see “Molo Feasibility Study, National Instrument 43-101 Technical Report on the Molo Graphite Project located near the village of Fotadrevo in the Province of Toliara, Madagascar Prepared by Erudite Strategies (Pty) Ltd” dated May 31, 2019 for certain other details and assumptions relating to the parameters of the project, mineral resource and reserve estimates and data verification procedures. Mr. Craig Scherba, P.Geo., President and CEO of NextSource, is the qualified person who reviewed and approved the technical information provided in this press release.

For further information about NextSource visit our website at www.nextsourcematerials.com or contact us a +1.416.364.4911 or email Brent Nykoliation, Executive Vice President at brent@nextsourcematerials.com or Craig Scherba, President and CEO at craig@nextsourcematerials.com.

Safe Harbour: This press release contains statements that may constitute “forward-looking information” or “forward-looking statements” within the meaning of applicable Canadian and United States securities legislation. Readers are cautioned not to place undue reliance on forward-looking information or statements. Forward looking statements and information are frequently characterized by words such as “plan”, “expect”, “project”, “intend”, “believe”, “anticipate”, “estimate”, “potential”, “possible” and other similar words, or statements that certain events or conditions “may”, “will”, “could”, or “should” occur. Forward-looking statements in this release include statements regarding, among others; the Molo Graphite Project, successful and on-budget construction of the Molo Graphite Project and SPG plant, estimated future production from the Molo Graphite Project, completion of any technical studies and expansion of the Molo Graphite Project, any and all other economic and technical studies, graphite prices, project economics, permitting, the development timeline and the graphite market. All such forward looking statements are based on assumptions and analyses made by management based on their experience and perception of historical trends, current conditions and expected future developments, as well as other factors they believe are appropriate in the circumstances. However, these statements are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected including, but not limited to, unexpected changes in laws, rules or regulations, or their enforcement by applicable authorities; the failure of other parties to perform as agreed; social or labour unrest; changes in commodity prices; unexpected failure or inadequacy of infrastructure and the failure of ongoing and contemplated studies to deliver anticipated results or results that would justify and support continued studies, development or operations.. Although the forward-looking statements contained in this news release are based on what management believes are reasonable assumptions, the Company cannot assure investors that actual results will be consistent with them. These forward-looking statements are made as of the date of this news release and are expressly qualified in their entirety by this cautionary statement. Subject to applicable securities laws, the Company does not assume any obligation to update or revise the forward-looking statements contained herein to reflect events or circumstances occurring after the date of this news release.